UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

NaaS Technology Inc. Announces Appointment of Centurion ZD CPA & Co. as

Independent Registered Public Accounting Firm

NaaS Technology Inc. (Nasdaq: NAAS) (the “Company”), the first U.S. listed EV charging service company in China, today announced that its board of directors and the audit committee have approved the dismissal of Ernst & Young Hua Ming LLP (“EY”) as the Company’s independent registered public accounting firm. The Company appointed Centurion ZD CPA & Co. (“Centurion”), as the Company’s independent registered public accounting firm on April 5, 2024 to audit the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2023. The appointment of Centurion has also been approved by the Company’s board of directors and the audit committee.

EY’s audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2022 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the audit for the fiscal year ended December 31, 2022 and the subsequent period through the dismissal date of April 2, 2024, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F other than the material weaknesses reported in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange of Commission (the “SEC”) on May 1, 2023. At the time of EY’s dismissal, EY has not completed their audit and therefore has not rendered their audit reports on the Company’s consolidated financial statements as of and for the year ended December 31, 2023 or the effectiveness of Company’s internal control over financial reporting as of December 31, 2023.

The Company is working closely with Centurion and EY to ensure a seamless transition. Furthermore, the Company would like to take this opportunity to express its sincere gratitude to the EY team for their professionalism and quality of services rendered to the Company over the past years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Alex Wu
Name	:	Alex Wu
Title	:	Chief Financial Officer

Date: April 10, 2024